November 12, 2024

Raju Mohan
Chief Executive Officer
Ventyx Biosciences, Inc.
12790 El Camino Real, Suite 200
San Diego, CA 92130

       Re: Ventyx Biosciences, Inc.
           Registration Statement on Form S-3
           Filed November 7, 2024
           File No. 333-283076
Dear Raju Mohan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Robert L. Wernli, Jr.